Mail Stop 4561

November 30, 2006

Paul C. Hudson
Chief Executive Officer and President
Broadway Financial Corporation
4800 Wilshire Boulevard
Los Angeles, California 90010

Re: Broadway Financial Corporation
      Form 10-KSB for the Fiscal Year ended December 31, 2005
      Form 10-QSB for the Fiscal Quarter ended March 31, 2006
      Form 10-QSB for the Fiscal Quarter ended June 30, 2006
      Form 10-QSB for the Fiscal Quarter ended September 30, 2006
      File No. 000-27464

Dear Mr. Hudson:

        We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Sharon Blume
Reviewing Accountant